FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 18, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Euro Disney announces successful equity rights offering

(Marne-la-Vallée, February 18, 2005)  Euro Disney S.C.A., operator of Disneyland Resort Paris, announced today the success of its share capital increase for a total amount of €253.3 million (issue premium included) launched on 20th January, 2005.  The offering provided existing shareholders the preferential rights to purchase 2.8 billion new shares at €0.09 per share.

At the closing of the centralisation period, total subscriptions exceeded shares offered by approximately 9%, demonstrating investor confidence in the Company’s future.  3.1 billion total shares were subscribed, of which 2.6 billion shares were subscribed on a non-reducible basis and 496.3 million were subscribed on a reducible basis.  The method by which applications for reducible shares will be scaled down will be published early next week.

The new shares will be admitted to trading on Euronext Paris and Euronext Brussels as from 23rd February, 2005.  The new shares and the new Depositary Receipts will also be admitted to trading on the London Stock Exchange’s market for listed securities.

Upon final settlement of the share capital increase on 23rd February, 2005, the Company’s restructuring, which was designed to provide liquidity and capital to support operations and fuel future growth, will become fully effective.

We are pleased with the strong market response to our equity offering, which we see as a vote of confidence in the Company’s growth potential and strategy.  Now, our undivided attention turns to the execution of our growth strategy, said Jeffrey R. Speed, Senior Vice President and Chief Financial Officer of Euro Disney S.A.S.

André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A.S., added:

“We look forward to an exciting future as we begin an unprecedented, multi-year expansion of our resort offering.  In April, we will witness the launch of Space Mountain: Mission 2, followed by our Summer Magic Celebration honoring the 50th Anniversary of The Disneyland Resort in California.  Each of the years 2006, 2007 and 2008 will bring even more rides and attractions to our Resort.  These investments, combined with an innovative marketing and sales strategy should set the foundation for sustained and profitable growth.”

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village (a dining, shopping and entertainment centre) and a 27-hole golf facility. The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land. Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

These materials are not an offer to sell or a solicitation to buy any securities in the rights offering in France, the United States or any other jurisdiction.  The rights offering will be made only by means of an offering document complying with the applicable securities laws of the jurisdiction or jurisdictions in which such rights offering shall be made.  The securities offered in the rights offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or in any other jurisdiction absent registration, an applicable exemption from registration requirements or qualification under the applicable securities laws of such jurisdiction.

Corporate Communication	Investor Relations
Pieter Boterman	Fiona Lord Duarte
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: pieter.boterman@disney.com	e-mail: fiona.lord.duarte@disney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: February 18, 2005

	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership